UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number   001-13144
CUSIP Number   45068B

(Check One):                                ☒  Form 10-K    ☐ Form 20-F    ☐ Form 11-K     ☐ Form 10-Q
☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:     December 31, 2013

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

ITT Educational Services, Inc.
Full Name of Registrant

Former Name if Applicable
13000 N. Meridian Street
Address of Principal Executive Office (Street and Number)
Carmel, IN 46032
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) by the prescribed date of March 3, 2014, because of delays in the completion of its financial statements, footnotes and related disclosures in the Form 10-K, which delays could not be eliminated by the Registrant without unreasonable effort and expense.  Although management of the Registrant has been working diligently to complete all of the required analyses and reviews, issues relating to the accounting treatment related to the variable interest entity involved in the PEAKS Private Student Loan Program have caused the delays associated with completing the Registrant’s financial statements and related disclosures.  The Securities and Exchange Commission’s ongoing investigation of the Registrant (previously disclosed) related to the Registrant’s actions and accounting associated with, among other things, the PEAKS Private Student Loan Program has led to additional analyses and reviews being conducted by the Registrant related to the accounting treatment of that program, which additional analyses and reviews have resulted in unanticipated delays in completing the Registrant’s financial statements and related disclosures.  The Registrant intends to submit a preclearance request to the Office of the Chief Accountant of the Securities and Exchange Commission relative to the accounting treatment related to the variable interest entity, and the Registrant also will continue to work to complete other items necessary to finalize the Registrant’s financial statements, footnotes and related disclosures.  The Registrant intends to file the Form 10-K as soon as practicable.  Due to the uncertainty around the timing of completion of the necessary reviews and analyses, however, there can be no assurance that the Registrant will be able to file the Form 10-K within the 15-day extension period.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daniel M. Fitzpatrick	(317)	706-9200
(Name)	(Area Code)	(Telephone Number)
(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes     ☐  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes     ☒  No

While the Registrant does not at this time anticipate that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-K, as discussed above, the Registrant’s financial statements have not yet been completed, and therefore significant changes could be included in the Form 10-K once the financial statements are finalized.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ITT EDUCATIONAL SERVICES, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 3, 2014	By /s/ Daniel M. Fitzpatrick
Daniel M. Fitzpatrick
Executive Vice President, Chief Financial Officer

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

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